UNITED STATES SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

  SCHEDULE 13D
  Under the Securities Exchange Act of 1934

  Amendment No.:  2

  Name of Issuer:   USAir Group, Inc.

  Title of Class of Securities: $437.50 Series B Cumulative
                                Convertible Preferred Stock

  CUSIP Number:   911905305

  Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications:

     Mr. Marko Dimitrijevic, President, Everest Capital Limited,
       Corner House, 20 Parliament St., Hamilton HMJX, Bermuda
                            (809) 292-2200

  Date of Event which Requires
  Filing of this Statement:

              June 13, 1995 (see Item 11 of Cover Sheet)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
  Schedule 13D, and is filing this schedule because of Rule 13d-
  1(b)(3) or (4), check the following box { }.

  Check the following box if a fee is being paid with the statement { }. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
  Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             SCHEDULE 13D
  CUSIP No.  911905305

  1.   Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

            Everest Capital Limited

  2.   Check the Appropriate Box if a Member of a Group
       (a) { }   (b) { }

  3.   SEC Use Only

  4.   Source of Funds
            Not Applicable -- See Item 11 below

  5.   Check Box If Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)     { }

  6.    Citizenship or Place of Organization
            Bermuda

  Number of Shares Beneficially Owned by Each Reporting Person
  With:

  7.   Sole Voting Power:
            Not Applicable -- See Item 11 below

  8.   Shared Voting Power:
            Not Applicable -- See Item 11 below

  9.   Sole Dispositive Power:
            Not Applicable -- See Item 11 below

  10.  Shared Dispositive Power:
            Not Applicable -- See Item 11 below

  11. Aggregate Amount Beneficially Owned by Each Reporting Person Not Applicable -- The Reporting Person was not, from June 13, 1995 through the date hereof, a beneficial owner of more than five percent of a class of "equity securities" of the Issuer as defined in Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

  12.  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares      { }

  13.  Percent of Class Represented by Amount in Row (11)
            Not Applicable -- See Item 11 above

  14.  Type of Reporting Person
            CO

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  AMENDMENT NO. 2 TO SCHEDULE 13D:


       This Amendment No. 2 to the Schedule 13D of Everest Capital Limited (the "Reporting Person") amends the Reporting Person's Schedule 13D filed on June 26, 1995, as amended by Amendment No. 1 thereto filed on July 21, 1995 (the "Schedule 13D"), relating to the $437.50 Series B Cumulative Convertible Preferred Stock of USAir Group, Inc. (the "Issuer"). The Schedule 13D is hereby amended by withdrawing the Schedule 13D in its entirety. The Reporting Person was not, from June 13, 1995 through the date hereof, a beneficial owner of more than five percent of a class of "equity securities" of the Issuer as defined in Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.











































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            Signature

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   December 6, 1995
  Date

  EVEREST CAPITAL LIMITED


  By: /s/ Marko Dimitrijevic
  Signature


   Marko Dimitrijevic/President
  Name/Title







































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